UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The ExOne Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

302104104

(CUSIP Number)

S. Kent Rockwell

960 Penn Ave, Suite 400

Pittsburgh, Pennsylvania 15222

(412) 281-4620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 302104104

1	NAMES OF REPORTING PERSONS. S. Kent Rockwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,210,555 (1)
	8	SHARED VOTING POWER 378,450 (2)
	9	SOLE DISPOSITIVE POWER 4,208,888 (1)
	10	SHARED DISPOSITIVE POWER 378,450(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,589,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 4,210,555 shares held by Rockwell Forest Products, Inc. (“RFP”). S. Kent Rockwell is deemed to have beneficial ownership of the shares as the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP. Also includes 1,667 shares of restricted stock owned directly by Mr. Rockwell, over which Mr. Rockwell has sole voting power and no dispositive power. The 1,667 shares of restricted stock are time-based vesting and will vest in equal parts on December 19, 2016 and 2017.
(2)	Consists of 378,450 shares heled by the S. Kent Rockwell Foundation (“Foundation”). Mr. Rockwell serves as the president and a member of the board of directors of the Foundation.
(3)	Based on 15,948,514 shares of common stock outstanding as of January 10, 2016.

Item 1.	Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par $0.01 value (the “Shares”), of The ExOne Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 127 Industry Boulevard, North Huntingdon, Pennsylvania 15642.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by S. Kent Rockwell (the “Reporting Person”).

(b) The Reporting Person’s business address is 960 Penn Avenue, Suite 400, Pittsburgh, Pennsylvania 15222.

(c) The Reporting Person currently serves as the Issuer’s Chairman and Chief Executive Officer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person has previously reported his ownership interest in the Issuer on Schedule 13G, as last amended on February 13, 2015. The Reporting Person is filing this Schedule 13D because RFP purchased 1,423,877 shares of the Issuer’s common stock, par value $0.01, at a price of $9.13 per share (the “Transaction”) pursuant to a subscription agreement dated January 10, 2016 with the Issuer (the “Subscription Agreement”). The Reporting Person is the indirect sole shareholder of RFP through the S. Kent Rockwell Revocable Trust. As such, the Reporting Person is deemed to own 28.8% of the Shares.

A prospectus supplement disclosing the terms of the Transaction was filed with the Securities and Exchange Commission (the “Commission”) on January 11, 2016. In addition, an 8-K was filed with the Commission on January 11, 2016, which included as Exhibit 10.1 a copy of the Subscription Agreement. The funds used to enter into the Subscription Agreement were obtained from the Reporting Person’s personal funds.

Item 4.	Purpose of Transaction.

The Reporting Person entered into the Subscription Agreement for the purposes of providing the Issuer with additional working capital.

The Reporting Person purchased the Shares that he beneficially owns to hold as an investment. Pursuant to the terms of the Subscription Agreement, the Reporting Person has agreed not to sell any Shares owned by the Reporting Person for a period of 180 days beginning on January 13, 2016. In addition, pursuant to the terms of the Subscription Agreement, the Reporting Person has agreed that for a period of 180 days starting on January 13, 2016, the Reporting person and his affiliates will not acquire any equity, debt or equity-linked securities of the Issuer if, following such acquisition, the Reporting Person and his affiliates would beneficially own more than 30% of the Shares.

Except as indicated in the paragraph above, the Reporting Person has no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as indicated in Item 2 above, the Reporting Person currently serves as the Issuer’s Chairman and Chief Executive Officer and, as a result, may have influence over the corporate activity of the Issuer, including activity which may relate to or result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 4,589,005 Shares, which represent approximately 28.8% of the outstanding Shares. This percentage calculation is based on a total number of outstanding Shares of 15,948,514 as of January 10, 2016, which number was provided to the Reporting Person by the Issuer.

(b) The Reporting Person has sole voting and dispositive power with regard to 4,208,888 of the Shares described in Item 5(a) above, sole voting and no dispositive power with regard to 1,667 Shares (which are the Shares of unvested restricted stock) and shared voting and dispositive power with regard to 378,450 Shares held by the S. Kent Rockwell Foundation (the “Foundation”), of which the Issuer is the president and a member of its board of directors. The S. Kent Rockwell Foundation is a Pennsylvania non-profit corporation, whose principal business and office address is 960 Penn Avenue, Suite 400, Pittsburgh, Pennsylvania 15222. It is a private not-for-profit foundation. During the last five years, the Foundation has not been convicted in a criminal proceeding. During the last five years, the Foundation was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The Reporting Person has not engaged in any transactions involving the Shares in the past 60 days, other than those described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As an employee and member of the board of directors of the Issuer, the Reporting Person is eligible to receive equity and/or equity-based awards granted by the Issuer’s Compensation Committee under the Issuer’s 2013 Equity Incentive Plan. Other than the 2013 Equity Incentive Plan and the Subscription Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to securities of the Issuer, including, but not limited to, the transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Subscription Agreement by and between the The ExOne Company, Rockwell Forest Products, Inc. and S. Kent Rockwell dated as of January 10, 2016 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 1-35806) filed January 11, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016

/s/ S. Kent Rockwell
S. Kent Rockwell